==========================================================================
                    SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C.  20549


                                 FORM 11-K

                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the plan year ended December 31, 1994

                                    OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
        For the transition period from _________ to _________

Commission file number 1-8059

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         GETTY PETROLEUM CORP.
                         RETIREMENT AND PROFIT SHARING PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GETTY PETROLEUM CORP.
                         125 Jericho Turnpike
                         Jericho, New York   11753


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

                           REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

   1.  Financial Statements:

          Report of Independent Accountants

          Statements of Net Assets Available for Plan
           Benefits as of December 31, 1994 and 1993

          Statement of Changes in Net Assets Available for
           Plan Benefits for the year ended December 31, 1994

          Notes to Financial Statements

       Supplemental Schedules:

          Schedule of Assets Held for Investment Purposes as of December 31, 1994

          Schedule of Reportable Transactions for the year ended December 31, 1994

   2.  Exhibits:  None

                                SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                   GETTY PETROLEUM CORP.
                                    RETIREMENT AND
                                    PROFIT SHARING PLAN


Dated:  June 26, 1995

                                   By:  Getty Petroleum Corp.
                                        Retirement Plan Committee
                                        Plan Administrator



                                   By:________________________________
                                        Leo Liebowitz



                                   By:_______________________________
                                        Milton Safenowitz



                                   By:________________________________
                                        Samuel M. Jones

                           GETTY PETROLEUM CORP.
                    RETIREMENT AND PROFIT SHARING PLAN

                           Financial Statements

                     as of December 31, 1994 and 1993
                 and for the year ended December 31, 1994

                       INDEX TO FINANCIAL STATEMENTS
                       -----------------------------


                                                                  PAGE
                                                                 ------

Report of Independent Accountants                                 2 - 3

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 1994 and 1993                                  4

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1994                     5

 Notes to Financial Statements                                    6 - 9

Supplemental Schedules:
 Schedule G (Form 5500), Part I - Schedule of Assets Held
                                   for Investment Purposes as
                                   of December 31, 1994             *

 Schedule G (Form 5500), Part V - Schedule of Reportable
                                   Transactions for the year
                                   ended December 31, 1994          *


*Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1994 which material is incorporated herein by reference.

                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------

To the Retirement Committee of the Getty Petroleum
  Corp. Retirement and Profit Sharing Plan:

     We have audited the financial statements of the GETTY PETROLEUM CORP. RETIREMENT AND PROFIT SHARING PLAN (the "Plan"), as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1994 and 1993, and the changes in net assets available for Plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the

Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.
New York, New York
June 26, 1995.


                                                       GETTY PETROLEUM CORP.
                                                 RETIREMENT AND PROFIT SHARING PLAN
                                        Statements of Net Assets Available for Plan Benefits
                                                  as of December 31, 1994 and 1993

                                                  1994                                                  1993
                          --------------------------------------------------    ---------------------------------------------------
                             Fund A        Fund B      Fund C        Total         Fund A        Fund B       Fund C        Total
- -----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Investments, at fair
  value (Note 3)          $14,994,571   $1,213,918   $1,320,600  $17,529,089    $13,366,908   $1,200,452   $1,672,495   $16,239,855

Receivables:
 Employer contributions       118,042        8,195       13,640      139,877        165,593       17,994       15,351       198,938
 Employee contributions        77,804        6,793        7,926       92,523         75,117        7,542        5,230        87,889
                          -----------   ----------   ----------   ----------    -----------   ----------   ----------    ----------
                              195,846       14,988       21,566      232,400        240,710       25,536       20,581       286,827

Cash                                -            -        1,226        1,226              -            -        5,819         5,819
                          -----------   ----------   ----------   ----------    -----------   ----------   ----------    ----------
     Total assets          15,190,417    1,228,906    1,343,392   17,762,715     13,607,618    1,225,988    1,698,895    16,532,501

Liabilities:
 Accrued
  liabilities                       -            -            -            -         97,511            -           -         97,511
                          -----------   ----------   ----------   ----------    -----------   ----------   ----------    ----------

Net assets available
 for plan benefits        $15,190,417   $1,228,906   $1,343,392  $17,762,715    $13,510,107   $1,225,988   $1,698,895   $16,434,990
                          ===========   ==========   ==========  ===========    ===========   ==========   ==========   ===========

                          See accompanying notes.

                             GETTY PETROLEUM CORP.
                      RETIREMENT AND PROFIT SHARING PLAN
        Statement of Changes in Net Assets Available for Plan Benefits
                     for the year ended December 31, 1994

                                Fund A       Fund B       Fund C       Total
- -------------------------------------------------------------------------------
Contributions:
 Employer                      $410,300      $44,025      $41,332     $495,657
 Employee                       918,004      103,052       85,044    1,106,100
                            -----------   ----------   ----------  -----------
                              1,328,304      147,077      126,376    1,601,757
                            -----------   ----------   ----------  -----------

Investment income:
 Interest and dividend
  income                      1,035,608       37,671          187    1,073,466
 Net appreciation
  (depreciation)
  of investments                      -       16,791     (350,065)    (333,274)
                            -----------   ----------   ----------  -----------
                              1,035,608       54,462     (349,878)     740,192
                            -----------   ----------   ----------  -----------

Transfers from (to)
 other funds                    330,622     (198,621)    (132,001)           -
                            -----------   ----------   ----------  -----------

Withdrawals                  (1,014,224)           -            -   (1,014,224)
                            -----------   ----------   ----------  -----------

Net additions (reductions)    1,680,310        2,918     (355,503)   1,327,725

Net assets available for
 plan benefits as of
 January 1, 1994             13,510,107    1,225,988    1,698,895   16,434,990
                            -----------   ----------   ----------  -----------

Net assets available for
 plan  benefits as of
 December 31, 1994          $15,190,417   $1,228,906   $1,343,392  $17,762,715
                            ===========   ==========   ==========  ===========


                             See accompanying notes.

                           GETTY PETROLEUM CORP.
                    RETIREMENT AND PROFIT SHARING PLAN
                       Notes to Financial Statements

1.  Description of Plan
    -------------------

     The following brief description of the Getty Petroleum Corp.
Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information and Note 7 for Plan amendment effective April 1995.

     The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Petroleum Corp. (the "Company"), who have completed one year of service, except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

     Employees may make voluntary contributions to the Plan in an amount up to 6% of their compensation and the Company matches an amount equal to 50% of such employee contributions. Under the Plan, employees may make additional contributions amounting to 9% of compensation which are not matched by the Company. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

     Contributions to the Plan may be invested in three available investment funds allocated in multiples of 25% at the election of the employee. Fund A is a Fixed Income Investment Fund, which consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness. Fund B is a Diversified Investment Fund, which consists primarily of capital stock of issuers other than those of the Company or an affiliated company. Fund C is an Employer Common Stock Fund, which is a fund consisting entirely of common stock of the Company.

     Funds A and B are administered by Massachusetts Mutual under a group annuity contract in effect since August 1985. Under Fund A, Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate which is revised at the beginning of each contract year (7.50% and 8.22% average interest rates for the years ended December 31, 1994 and December 31, 1993, respectively). Under Fund B, Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return. Fund C is administered by the Company.

                           GETTY PETROLEUM CORP.
                    RETIREMENT AND PROFIT SHARING PLAN
                 Notes to Financial Statements, Continued

     Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of
Section 401(k) of the Internal Revenue Code for "financial hardships", as
defined by the Internal Revenue Code.   Employees may withdraw their
voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

     Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions vest in accordance with the following schedule:

          Years of Service       Percent Vested
          ----------------       --------------
          2 years                     20%
          3 years                     40
          4 years                     60
          5 years                     80
          6 or more years            100


     Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.


2.  Summary of significant accounting policies
    ------------------------------------------

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.

     The investments in the Fixed Income Investment Fund and the Diversified Investment Fund are stated at contract value and current fair value, respectively, as reported by Massachusetts Mutual. The Employer Common Stock Fund is valued at published market prices.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                           GETTY PETROLEUM CORP.
                    RETIREMENT AND PROFIT SHARING PLAN
                 Notes to Financial Statements, Continued

3.  Investments
    -----------

     The following summarizes the Plan's investments as of December 31, 1994 and 1993:

                              December 31, 1994           December 31, 1993
                           ------------------------   -------------------------
                                         Historical                  Historical
                             Fair Value      Cost      Fair Value       Cost
- -------------------------------------------------------------------------------
Fund A:
 Fixed Income Investment
  Fund (*)                  $14,994,571  $14,994,571  $13,366,908  $13,366,908

Fund B:
 Diversified Investment
  Fund (*)                    1,213,918      864,469    1,200,452      867,794

Fund C:
 Getty Petroleum Corp.,
  Common Stock,
  $.10 par value (**)         1,320,600    1,722,264    1,672,495    1,726,250
                            -----------   ----------   ----------  -----------

                            $17,529,089  $17,581,304  $16,239,855  $15,960,952
                            ===========   ==========   ==========  ===========

(*)  Fair value determined by Massachusetts Mutual.

(**) The market value of the Company's common stock was $11.625 per share and $14.875 per share as of December 31, 1994 and 1993, respectively. As of June 26, 1995, the market value of the Company's common stock was $11.00 per share.

4.  Termination Priorities
    ----------------------

     While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status
    -----------------

     In 1993, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

                           GETTY PETROLEUM CORP.
                    RETIREMENT AND PROFIT SHARING PLAN
                 Notes to Financial Statements, Continued

6. Reconciliation to Form 5500
   ---------------------------

     In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for distributions payable in Form 5500. At December 31, 1994, the distribution payable and additional withdrawals recorded on the Form 5500 for employees who have elected to withdraw from the Plan was $281,692.


7.  Subsequent Event
    ----------------

     In April 1995, the Plan was amended to increase the number of investment options from three funds to seven funds, allow more flexibility in the investment percentage allocation among the funds, and allow for hardship loans against a portion of the employee vested account balance.

     Four Destiny Asset Allocation Funds were added to the Plan. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and All Equity has its own investment strategy and risk characteristics. Massachusetts Mutual manages the Destiny Funds by allocating the investments of each Fund among a series of six MassMutual and Oppenheimer Management Corporation Funds. The Destiny funds are not guaranteed as to either principal or a stated rate of return.

     Contributions to the Plan may be invested in the seven available investment funds allocated in multiples of 5% at the election of the employee. Transfers of fund balances among the funds may be made at any time, except that purchases and sales of Company stock can be made only once each month.

     Under a loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participants vested account balance for personal reasons reflecting important financial needs. The interest rate charged is the prime rate in effect at the time of the loan plus 1% and repayment is made by payroll deduction.

                          SUPPLEMENTAL SCHEDULES

                                   GETTY PETROLEUM CORP.
                           RETIREMENT AND PROFIT SHARING PLAN
                                     1994 FORM 5500

                    SCHEDULE G - PART I - SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AS OF DECEMBER 31, 1994


 (a)               (b)                            (c)                     (d)               (e)
 ---               ---                            ---                     ---               ---

                                         DESCRIPTION OF INVESTMENT
                                         INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,      RATE OF INTEREST, COLLATERAL,                   CURRENT
       LESSOR, OR SIMILAR PARTY          PAR, OR MATURITY VALUE            COST           VALUE
- -----------------------------------------------------------------------------------------------------
 1     MASSACHUSETTS MUTUAL LIFE         FIXED INCOME INVESTMENT
        INSURANCE COMPANY                 FUND                           $14,994,571    $14,994,571

 2     MASSACHUSETTS MUTUAL LIFE         DIVERSIFIED INVESTMENT
        INSURANCE COMPANY                 FUND                              $864,469     $1,213,918

 3     GETTY PETROLEUM CORP.             COMMON STOCK,
                                          $.10 PAR VALUE                  $1,722,264     $1,320,600


                                      GETTY PETROLEUM CORP.
                                RETIREMENT AND PROFIT SHARING PLAN
                                          1994 FORM 5500

                          SCHEDULE G - PART V - SCHEDULE OF REPORTABLE
                        TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1994


       (a)               (b)               (c)           (d)      (e)         (f)           (g)           (h)             (i)
       ---               ---               ---           ---      ---         ---           ---           ---             ---

                                                                                                         CURRENT
                                                                             EXPENSE                 VALUE OF ASSET
 IDENTITY OF        DESCRIPTION OF       PURCHASE      SELLING    LEASE   INCURRED WITH    COST OF     ON TRANSACTION    NET GAIN
PARTY INVOLVED          ASSET             PRICE         PRICE     RENTAL   TRANSACTION      ASSET          DATE          OR (LOSS)
- ----------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS       DEPOSITS AND
MUTUAL LIFE         TRANSFERS INTO THE   $1,818,019                                                     $1,818,019
INSURANCE COMPANY   FIXED INCOME
                    INVESTMENT FUND

MASSACHUSETTS       DISBURSEMENTS AND
MUTUAL LIFE         TRANSFERS OUT OF                  $1,225,964                           $1,225,964   $1,225,964
INSURANCE COMPANY   THE FIXED INCOME
                    INVESTMENT FUND
